Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Shares to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)
Shares of Common Stock, par value $.001, issuable to each stockholder of the Company holding restricted shares equal to 20% of their beneficial ownership	20,104,523	$1.00	$20,104,523	$1863.68
Shares of Common Stock, par value $.001, issuable to18 holders of warrants upon exercise of their warrants(3)	10,000,000	1.00	10,000,000	927.00

TOTAL	30,104,523		$30,104,523	$2790.68

(1)	Pursuant to Rule 416 under the Securities Act, this registration statement shall be deemed to cover additional securities (i) to be offered or issued in connection with any provision of any securities purported to be registered hereby pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions and (ii) of the same class as the securities covered by this registration statement issued or issuable prior to completion of the distribution of the securities covered by this registration statement as a result of a split of, or a stock dividend on, the registered securities.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended.

(3)	In accordance with Rule 457(g) under the Securities Act, because the shares of the Registrant’s common stock underlying the warrants are registered hereby, no separate registration fee is required with respect to the warrants. The 18 warrants dated between June 25, 2021 and August 11, 2021 grant to the 18 investors a total of 10,000,000 shares at an exercise price of $0.60 per share.